Exhibit 3.1

SECOND AMENDMENT TO THE

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION OF

COMPASS DIGITAL ACQUISITION CORP.

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

RESOLVED, as a special resolution that:

Article 50.7 of the Company’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 50.7:

50.7 In the event that the Company does not consummate a Business Combination by December 19, 2024 (the “Deadline Date”) or either (i) such earlier date as determined by the Directors or (ii) such later date as the Members may approve in accordance with the Articles, provided that the Deadline Date shall be automatically extended for up to four (4) additional one month periods to April 19, 2025 in the event that the Directors do not determine an earlier date by which the Company must consummate a Business Combination prior to the then existing Deadline Date pursuant to Article 50.7(i), the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

Article 50.8(a) of the Company’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 50.8(a):

50.8(a) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination by the Deadline Date (as may be automatically extended in accordance with Article 50.7), or either (i) such earlier date as determined by the Directors or (ii) such later date as the Members may approve in accordance with the Articles; or